1(404) 815-2287 elizabethnoe@paulhastings.com

June 15, 2015	90030.00009

Via EDGAR

John Dana Brown

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Providence Service Corporation
Amendment No. 1 Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2015
File No. 001-34221

Dear Mr. Brown:

This letter is submitted on behalf of The Providence Service Corporation, a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2015 to Warren S. Rustand with respect to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34221) (the “Draft Proxy Statement”) that was filed on May 1, 2015 and amended on June 1, 2015.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are concurrently filing Amendment No. 2 (“Amendment No. 2”) to the Draft Proxy Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted.

Proposal 4 – NASDAQ Stockholder Proposal, page 66

Board Recommendation, page 68

1.

Staff’s Comment: We note your response to our prior comment 2. Please add a brief quantitative discussion disclosing the incremental increase in the amount of cash to be paid if the annual Cash Dividend were to increase from 5.5% to 10.5%. We note the carrying amount of your convertible preferred stock from your Form 10-Q filed on May 11, 2015. We also note the statement that “[g]iven the significant amount of Preferred Stock that is held by the Investors, the increased dividend rate would result in a significant cost to the Company.”

John Dana Brown

June 15, 2015

Response: Based on the Staff’s comment, the Company has expanded the disclosure on page 67 to add a brief quantitative discussion disclosing the incremental increase in the amount of cash to be paid if the annual Cash Dividend were to increase from 5.5% to 10.5%.

In connection with the foregoing response, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (404) 815-2287.

Sincerely,

/s/ Elizabeth H. Noe

Elizabeth H. Noe

of Paul Hastings LLP

LEGAL_US_E # 115346994.1